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EXHIBIT 99.(a)(1)(B)

Dear Employee:

        We are offering to exchange all outstanding stock options with exercise prices per share greater than $2.00 granted under the Primus Telecommunications Group, Incorporated Stock Option Plan that are held by employees (including officers) of the Company. The details of the option exchange program are set forth in the attached documents, which include the Offer to Exchange Outstanding Options to Purchase Common Stock. Please review the enclosed carefully and direct questions and completed forms to Danielle Saunders (by e-mail at dsaunders@primustel.com, by telephone at (703) 902-2800 or by fax at (703) 902-2814).

K. Paul Singh

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  EXHIBIT 99.(a)(1)(B)